United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of February 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

[AM_ACTIVE 405756656_3] Execution of Over-Allotment Option February 20, 2024 - INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or the “Company”) today announced that the underwriter of its previously announced public offering of Class A common shares have fully exercised their option to purchase an additional 4,800,000 shares at the public offering price less the underwriting discount, increasing the total number of Class A common shares sold by Inter&Co in the public offering to 36,800,000 and the total gross proceeds to $162 million. After giving effect to the full exercise of the over-allotment option, Inter&Co has a total of 321,953,435 Class A common shares outstanding and an aggregate total of 438,990,540 Class A and Class B common shares outstanding. The exercise of the over-allotment option closed today. Goldman Sachs & Co. LLC and BofA Securities, Inc. acted as Global Coordinators in the Offering. The shares were offered by Inter&Co pursuant to an effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”). A prospectus supplement and accompanying base prospectus relating to and describing the final terms of this Offering is available on EDGAR on the SEC’s website located at www.sec.gov or a copy may be obtained by contacting: (i) Goldman Sachs & Co. LLC, 200 West Street, New York, NY, 10282, Attention: Prospectus Department, telephone: 1- 866-471-2526, facsimile: 1-212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; or (ii) BofA Securities, Inc., Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, or by emailing dg.prospectus_requests@bofa.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. THE OFFER AND SALE OF THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE BRAZILIAN SECURITIES COMMISSION (COMISSÃO DE VALORES MOBILIÁRIOS, OR "CVM") AND, THEREFORE, WILL NOT BE CARRIED OUT BY ANY MEANS THAT WOULD CONSTITUTE A PUBLIC OFFERING IN BRAZIL UNDER CVM RESOLUTION NO 160, DATED 13 JULY 2022, AS AMENDED ("CVM RESOLUTION 160”) OR AN UNAUTHORIZED DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. About Inter&Co Our mission is to empower people to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. We aim to bring the breadth of possibilities of the offline world to the palm of our clients’ hands, with the convenience and scalability of our digital native Super App. Contact Investor Relations ir@inter.co https://investors.inter.co/

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: February 20, 2024